FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

71 Robinson Road

#04-03

Singapore 068895

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40– F.

Form 20-F  ☒            Form 40-F  ☐

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Form 6–K

Signature	3

Exhibit 20.1	Depositary’s Notice of Annual General Meeting of the Registrant

Exhibit 20.2	Registrant’s Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Stephanie Cheung
Name:	Stephanie Cheung
Title:	Authorized Signatory

Date: April 25, 2023

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 20.1	Depositary’s Notice of Annual General Meeting of the Registrant

Exhibit 20.2	Registrant’s Notice of Annual General Meeting